Exhibit 16.1



January 5, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

We have read Item 4 of Form 8-K dated January 5, 2004, of Storage Engine, Inc. and are in agreement with the statements contained in paragraph two and the second sentence in paragraph one on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.



/s/ Eisner LLP
Eisner LLP